November 15, 2004




Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


RE:   U.S. GLOBAL INVESTORS FUNDS
      CIK #0000101507
      N-1A #333-120069

Dear Sir/Madam:

On Friday, October 29, 2004, we attempted to file a 485BPOS with an effective date of November 1, 2004 (Accession #0000101507-04-000012). An error was made in the selection of the EDGAR submission template used for an N-1A, but otherwise the filing information was correct and complete. This filing created an erroneous file #333-1230069.

On November 4, 2004, we correctly resubmitted the exact same filing using the proper 485BPOS EDGAR submission template (Accession #0000101507-04-000014). As instructed, the effective date on the template was left blank.

On November 5, 2004, we submitted an EDGAR filing of Correspondence (Accession #0000101507-04-000016) requesting the effective date of the November 4, 2004 485BPOS filing be adjusted to October 29, 2004, the original transmission date.


Now therefore, pursuant to Rule 477 of Regulation C, we hereby request the withdrawal of the erroneous N-1A filing of October 29, 2004.

Thank you in advance for your assistance in this matter.

Sincerely,


/s/Susan B. McGee
Susan B. McGee
Executive Vice President
U.S. GLOBAL INVESTORS FUNDS

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